# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALX Oncology Holdings Inc., CIK 0001810182
CUSIP: 00166B105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 323 Allerton Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,641,455; sole dispositive power 0; shared dispositive power 4,641,455; aggregate amount beneficially owned 4,641,455 (8.5% of the class)
  Comment: Redmile Group, LLC's beneficial ownership of the Issuer's common stock ("Common Stock") is comprised of (i) 3,391,455 shares of Common Stock, and (ii) 1,250,000 shares of Common Stock issuable upon exercise of certain warrants to purchase Common Stock (the "Warrants"), which, in each case, are owned by certain private investment vehicles managed by Redmile Group, LLC (collectively, the "Redmile Clients"), including Redmile Biopharma Investments III, L.P. ("RBI III"). The Common Stock and the Warrants may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on: (i) 53,444,020 shares of Common Stock outstanding as of May 1, 2025, as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on May 8, 2025 (the "Form 10-Q"); plus (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Warrants.
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 4,641,455; sole dispositive power 0; shared dispositive power 4,641,455; aggregate amount beneficially owned 4,641,455 (8.5% of the class)
  Comment: Jeremy C. Green's beneficial ownership of Common Stock is comprised of (i) 3,391,455 shares of Common Stock, and (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Warrants, which, in each case, are owned by the Redmile Clients, including RBI III. The Common Stock and the Warrants together may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on: (i) 53,444,020 shares of Common Stock outstanding as of May 1, 2025, as reported by the Issuer in the Form 10-Q; plus (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Warrants.
- Redmile Biopharma Investments III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,675,481; sole dispositive power 0; shared dispositive power 3,675,481; aggregate amount beneficially owned 3,675,481 (6.7% of the class)
  Comment: RBI III may be deemed to beneficially own (i) 2,425,481 shares of Common Stock, and (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI III.
  
  Percentage based on: (i) 53,444,020 shares of Common Stock outstanding as of May 1, 2025, as reported by the Issuer in the Form 10-Q; plus (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI III.

## Item 1. Issuer
Name of issuer: ALX Oncology Holdings Inc.
Address of issuer's principal executive offices: 323 Allerton Avenue, South San Francisco, CA, 94080

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
Redmile Biopharma Investments III, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

Redmile Biopharma Investments III, L.P.
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
Redmile Biopharma Investments III, L.P.: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 4,641,455 (1)
Jeremy C. Green - 4,641,455 (1)
Redmile Biopharma Investments III, L.P. - 3,675,481 (2)
Percent of class:
Redmile Group, LLC - 8.5% (3)
Jeremy C. Green - 8.5% (3)
Redmile Biopharma Investments III, L.P. - 6.7% (3)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments III, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 4,641,455 (1)
Jeremy C. Green - 4,641,455 (1)
Redmile Biopharma Investments III, L.P. - 3,675,481 (2)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments III, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 4,641,455 (1)
Jeremy C. Green - 4,641,455 (1)
Redmile Biopharma Investments III, L.P. - 3,675,481 (2)

(1) The shares of the Issuer's Common Stock reported herein are held by, or issuable upon exercise of the Warrants by, certain Redmile Clients, including RBI III, for which Redmile Group, LLC is the investment manager/adviser and, in such capacity, exercises voting and investment power over all of the shares of Common Stock held by the Redmile Clients and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the principal of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) RBI III may be deemed to beneficially own (i) 2,425,481 shares of Common Stock, and (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI III.

(3) Percentage based on: (i) 53,444,020 shares of Common Stock outstanding as of May 1, 2025, as reported by the Issuer in the Form 10-Q; plus (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Warrants.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (08/14/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (08/14/2025)
- Redmile Biopharma Investments III, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Biopharma Investments III (GP), LLC, general partner of Redmile Biopharma Investments III, L.P. (08/14/2025)